25 August 2015

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through J.P. Morgan Securities plc) 326,250 RELX PLC ordinary shares at a price of 1024.3671p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 89,471,135 ordinary shares in treasury, and has 1,117,474,089 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX PLC has purchased 19,772,800 shares.

RELX NV announces that today, it purchased (through J.P. Morgan Securities plc) 150,000 RELX NV ordinary shares at a price of €13.3558 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 51,745,694 ordinary shares in treasury, and has 995,694,918 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX NV has purchased 10,447,150 shares.